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Supplemental Proxy Information
The Annual Meeting of the Stockholders of the Fund was held on June 15, 2000. The following is a summary of the proposal presented and the total number of shares voted:

Proposal:				Votes  in	Votes		Votes
					Favor of	Against		Abstained


1.  To elect the following Directors:
	Andrew McNally IV		6,763,312	144,418		0
	Frederick O. Robertshaw		6,775,705	132,025		0
	Harold J. Schaaff, Jr.		6,773,425	134,305		0
	Fergus Reid			6,764,260	143,470		0
	Graham E. Jones			6,774,955	132,775		0
	John D. Barrett II		6,764,827	142,903		0
	Samuel T. Reeves		6,760,186	147,544		0
	Gerard E. Jones			6,762,821	144,909		0


The Annual Meeting of the Stockholders of the Fund was reconvened on August 1, 2000.
The following is a summary of the proposal presented and the total number of shares voted:

Proposal:			Votes  in		Votes		Votes
				Favor of		Against		Abstained


2.  To ratify the selection of
    Ernst & Young LLP as	6,751,813		11,895		62,271
    independent accountants
    of the Fund

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